PINE VALLEY ANNOUNCES SECOND QUARTER RESULTS

VANCOUVER, BRITISH COLUMBIA, November 9, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) announces its results for the three months ended September 30, 2005. The Company’s unaudited consolidated financial statements and its management’s discussion and analysis (“MD&A”) are available under the company profile on SEDAR at www.sedar.com or may be accessed through the Company web site at www.pinevalleycoal.com.

Graham Mackenzie, President & Chief Executive Officer of Pine Valley will host a conference call and webcast to discuss the quarterly results on Thursday, November 10, 2005 at 8:00am PST. The call can be accessed by calling the operator at 416-695-9753 or toll free on 1-877-888-3940 prior to the scheduled start time. A playback version of the call will be available for two weeks up to November 24, 2005 at 416-695-5275 or North America toll free 1-888-509-0082.

Highlights of Second Quarter Results

•	Revenues from coal sales for the quarter ended September 30, 2005 were $19.957 million, representing 199,564 tonnes of pulverized coal injection (“PCI”) metallurgical coal product at an average price of $100.00 (US$84.68) per tonne.

•	The Company produced 202,919 tonnes of PCI product at a cash cost of $61.72 per tonne.

•	Operating profit for the quarter was $5.050 million and positive cash flows of $8.127 million were realized from mining activities.

•	Net income for the quarter was $3.675 million or $0.05 per share.

Summary

Presented in accordance with Canadian GAAP (unaudited)
	Three Months Ended		Six Months Ended
	September 30		September 30
(Thousands of dollars, except per
unit amounts)	2005	2004	2005	2004
Statement of operations
Revenues	$19,957	$3,264	$33,431	$3,264
Income before undernoted items	$5,050	$653	$5,500	$653
Income (loss) before other income (expenses) and income taxes	$3,760	$(230)	$2,863	$(629)
Foreign exchange and derivatives gain	$2,141	$1,045	$1,344	$1,043
Interest and financing	$(447)	$(62)	$(1,031)	$(194)
Future income tax	$(1,621)	$—	$(1,182)	$—
Net income	$3,675	$756	$1,861	$225
Basic and diluted income per share	$0.05	$0.01	$0.03	$0.01

Balance Sheet
Total assets			$79,795	$32,564

Total liabilities			$42,355	$15,297

Shareholders’ equity			$37,440	$17,267

Volumes and prices – Non GAAP production statistics (unaudited)

Coal production (tonnes)	202,919	86,251	409,186	86,251

Coal sales (tonnes)	199,564	46,076	379,871	46,076

Average US$ coal price (per tonne)	$84.68	$55.55	$72.16	$55.55

Average CDN$ coal price (per tonne)	$100.00	$70.83	$88.01	$70.83

Results of Operations

The Company realized revenues from coal sales for the quarter ended September 30, 2005 of $19.957 million representing 199,564 tonnes of PCI coal product at an average sales price of $100.00 (US$84.68) per tonne. Net income for the period was $3.675 million.

The majority of these sales (124,525 tonnes) consisted of current year contracted tonnages while prior year commitments carried over from the March 31, 2005 fiscal year totalled 75,039 tonnes of sales. As a result, the Company was able to more fully benefit in the quarter from the newly negotiated, higher coal prices, as previously announced, of approximately US$103 per tonne. The Company currently anticipates that the remaining carryover tonnage will be shipped as indicated in the table below:

	Three Months Ended	Three Months Ended
	Sep. 30, 2005	Dec. 31, 2005
(Tonnes)	(Actual)	(Forecast)
Carryover tonnage at beginning of period	89,064	14,025
Carryover sales in period	(75,039)	—
Carryover tonnage forgiven	—	(8,200)
Carryover tonnage to be sold in future periods	14,025	7,064

The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, such measure including all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing such a measure, the cost per tonne for product sold in the quarter relating to direct costs for mining, processing, transport and port receiving charges (the “production cost”) was $61.72 compared to $61.74 for the quarter ended June 30, 2005. To facilitate a better understanding of this measure a reconciliation of this factor to the unaudited consolidated financial statements “mining and transportation costs” for the three months ended September 30, 2005 and June 30, 2005 is provided in the table below:

Non-GAAP production statistics (unaudited)
	Three Months Ended
(Thousands of dollars, except per unit amounts)	September 30, 2005	June 30,
		2005
Coal sales (tonnes)	199,564	180,307
Coal production (tonnes)	202,919	206,267
Mining and transportation costs	$12,905	$11,664
Less: Selling costs included in mining and transportation	$(587)	$(532)

Mining, transportation and port receiving costs	$12,318	$11,132

Mining, transportation and port receiving costs (per tonne)	$61.72	$61.74

Total cost of operations for the quarter ended September 30, 2005, was $14.907 million. The Company achieved a production level of 202,919 tonnes of its PCI product in the second quarter compared to 206,267 tonnes for the first quarter of the 2006 fiscal year. The Company previously announced production for July of 56,577 tonnes and a target of 80,000 tonnes for August, rising to 110,000 in September. The shortfall in production arose due to continued higher than anticipated strip ratios and the consequent need to move additional overburden. It is anticipated that this additional overburden removal will result in reduced strip ratios over the next few months relevant to the presently achieved rates. The Company also anticipates overall strip ratios to decrease upon the commencement of coking coal mining activities.

The Company has continued to incur additional fuel surcharges on both rail services and from the Company’s mining contractor (Tercon Construction Ltd.), resulting from the continued high commodity cost of oil in world markets. The total fuel surcharge costs in the quarter ended September 30, 2005 amounted to $3.20 per tonne of product coal sold. These fuel surcharge costs are included in the Company’s production cost per tonne.

The Company’s mining operations at the Willow Creek Coal Mine are overseen by two management employees (including Graham Mackenzie, the Company’s CEO), located on-site, and are conducted by a mining contractor, Tercon Construction Ltd. The contractor is responsible for providing the labour and equipment used in connection with those operations. The Company is currently negotiating the terms of a long-term contract with this contractor as the current agreement’s term expired on October 31, 2005. In the event that the Company is unable to reach an acceptable agreement with the contractor, its operations could be disrupted, which could have a material adverse effect on its business.

Significant other items impacting the Company’s results for the period included a foreign exchange gain of $2.141 million, predominantly due to unrealized mark-to-market gains of $0.893 million on forward exchange contracts entered into by the Company. Significant other expenses during the quarter included $0.447 million interest and financing charges and salaries and stock-based expense of $0.888 million, of which stock-based compensation expense was $0.731 million. In addition, the Company has recognized a future income tax expense of $1.621 million, based on the estimated marginal tax rate at which the Company expects to pay taxes for the 2006 fiscal year. As a result of the foregoing, and other corporate expenses, the Company realized a consolidated net income of $3.675 million for the quarter.

Construction of coal preparation plant

Work on the Company’s coal preparation plant at the Willow Creek Mine Site commenced during the quarter ended June 30, 2005. $9.065 million has been expended on the construction of the plant to September 30, 2005 (excluding capitalized interest of $0.517 million). The contracted plant cost is $9.978 million inclusive of maximum achievable bonus for early completion. Commissioning of the coal preparation plant commenced on October 10, 2005 and will be finalized by the end of November 2005.

With the completion of the coal preparation plant the Company has the necessary infrastructure in place to be able to increase monthly production to a rate of 180,000 tonnes, as certain coal seams, including the Company’s coking coal, require washing to produce a high quality saleable product. The achievement of these production rates is dependent upon receipt of approval for the amendment to the Company’s current mine permit as discussed later in the “Outlook” section.

Exploration of Pine Pass Property

As previously announced, the Company has initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits. This is viewed as a key medium-term objective in order to continue to develop the Company and add shareholder value. The budget assigned to the initial phase of the drill program was $2.75 million and as of September 30, 2005, $2.534 million had been incurred. Final drilling was completed in early November 2005 and the Company is now working to obtain a more detailed reserves definition and a possible mine plan should results from the drilling analysis be favourable. The Company will also be required to perform extensive environmental analysis and apply for a mine permit. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production.

Liquidity, Financial Condition and Capital Resources

As at September 30, 2005, the Company had cash of $7.362 million and a working capital deficiency of $11.351 million compared to cash and a working capital deficiency of $1.48 million and $18.098 million at June 30, 2005 respectively. The improved working capital arose as a result of the Company completing a private placement in July 2005 for net proceeds of $4.994 million. The Company’s outstanding indebtedness consists primarily of borrowings from Royal Bank Asset Based Finance, a Division of Royal Bank of Canada (“Royal Bank” or “the Bank”) and The Rockside Foundation (“Rockside”) used to fund capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine.

On September 16, 2005, the Company completed several financing initiatives as follows:

•	The Company entered into a working capital credit facility of up to $20 million with Royal Bank. The Bank’s facility is secured by all the assets of the Company with first position on inventory and receivables. The facility bears interest at the rate of Royal Bank’s prime plus 1% per annum, calculated monthly.

•	Upon completion of the Royal Bank financing, all remaining amounts owing to Marubeni Corporation were repaid in full.

•	A second amendment to the agreement with The Rockside Foundation was entered into whereby the due date for repayment of the loan was extended for a period of 10 weeks from November 29, 2005 to February 6, 2006. During the aforementioned extension period interest will be paid at a rate of 12% per annum with no bonus shares being issued (compared to the rate up to November 29, 2005 of 12% per annum plus bonus shares up to 10% of the value of the loan).

The continued growth and development of commercial mining operations has resulted in significant amounts in accounts receivable and inventory, and it is expected that this will continue to be the case going forward. In addition, the Company currently anticipates that, during the quarter ended December 31, 2005, inventory levels will increase as a result of the current sales outlook, described in further detail in the “Outlook” section below.

Operating activities produced a positive cash flow of $8.127 million for the three months ended September 30, 2005. Income from coal operations was $3.675 million. Financing activities provided net cash inflows of $3.885 million for the quarter which included proceeds derived from the issuance of capital stock following a private placement in July 2005. Loan payments, made to both Marubeni and The Rockside Foundation, totalled $9.751 million, while loan proceeds of $8.785 million were received through use of the Royal Bank operating line. The Company continues to make substantial payments on investing activities related to the construction of its coal preparation plant and the exploration program on Pine Pass. This resulted in cash outflows of $6.128 million for the quarter.

The result of these cash flows was an increase in cash for the quarter ended September 30, 2005 of $5.882 million, after incorporating the effect of the foreign exchange rate on cash. The Company continues to monitor its cash flows closely as we continue to complete the infrastructure at the Willow Creek mine and finalize payments for construction of the coal preparation plant and Pine Pass drill program. The Company is also closely following current market conditions – discussed in the “Outlook” section below – to ascertain the effect of customer shipping schedules on cash flows at a time when the Company is planning to increase production levels following the completion of the mine site’s infrastructure.

To date, while the Company has realized cash inflows from sales of its PCI product, it has continued to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. To the extent that the Company’s cash flow from operations is lower than expected, or if the cost of its capital projects exceeds the current estimates, it will have to continue its reliance upon equity issuances and debt to fund operations. As discussed in more detail in the “Outlook” section below, decisions by the Company’s customers to delay shipments for the upcoming quarter are anticipated to increase the Company’s working capital requirements. Accordingly, the Company expects to require approximately $10 million in additional debt or equity financing in the near term in order to support its operations and exploration and development programs.

The Company is currently engaged in discussions with prospective financing sources. Based upon these discussions, the Company believes that such financing will be obtainable on commercially reasonable terms.

There can be no assurance that such financing, or any additional debt or equity financing that the Company may require in future periods, will be available in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. Any securities offered by the Company will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Outlook

Subsequent to September 30, 2005, the Company received requests from its customers to delay shipments as a result of their over-committing to coal suppliers for the current fiscal year. Current indications are that these steel mills will be unable to take the full contracted tonnage for the fiscal year ended March 31, 2006; however, remaining tonnages are expected to be carried over to the next fiscal year at the current year prices. This will affect the sales volumes over the next quarter, and possibly beyond, and will also add additional strain to the working capital of the Company as it seeks to increase its production levels.

The Company is currently anticipating that sales for the three month periods ended December 31, 2005 and March 31, 2006 will be approximately 102,000 and 350,000 tonnes respectively. The estimated carryover tonnage from the current fiscal year will be 126,000 tonnes, such sales to be made in the Company’s 2007 fiscal year. It is considered likely that the carryover tonnes will replace some additional new tonnage that current customers may have contracted to in the 2007 fiscal year. Accordingly, the Company is continuing its marketing efforts to diversify its customer base and broaden its markets for the placement of Willow Creek coal.

In response to the current shipment schedule, the Company has revised its forecast production levels for the year ending March 31, 2006. It is anticipated that total production for the current fiscal year will amount to 1.0 million tonnes with additional focus being placed on coking coal for the remainder of the fiscal year (0.2 million tonnes). The Company anticipates building up port inventory during this period to be well-positioned for the subsequent coal year’s sales. In order to secure sufficient storage capacity the Company is currently negotiating rates with its rail provider and Ridley Terminals in order to secure Prince Rupert as a viable alternative to shipping its coal products. The additional port alternative will add to the Company’s flexibility in its supply chain so as to service customer needs.

Production levels for each of the three month periods ended December 31, 2005 and March 31, 2006 are currently anticipated at 207,000 and 410,000 tonnes respectively. These production levels will enable the Company to meet the expected demand for its coking and PCI coal products and also build up port inventory (up to 200,000 tonnes) as at March 31, 2006 such that the Company will be well-positioned to meet customer demands in the new fiscal year.

As disclosed in Note 1 to the unaudited consolidated financial statements for the three and six months ended September 30, 2005, the Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional debt or equity capital through sales of its common stock and the Company’s ability to achieve and maintain profitable operations. Management is actively exploring the Company’s options to achieve one or more of these requirements in response to the request from its customers to delay shipments of product into the fourth quarter of the current fiscal year.

The Company believes the market for both PCI and coking coal remains strong and accordingly, will look to produce a suitable mix of these products as part of its production plans for the year commencing April 1, 2006. With the completion of the coal preparation plant, the Company now has flexibility to produce proportionally greater or lesser amounts of PCI and coking coal to meet production targets, serve customer needs and maximize return on its assets. The Company intends to provide samples of its coking coal to its current and prospective customers in mid-November for their evaluation and analysis. The exact amounts of PCI and coking coal to be produced in the next fiscal year will be influenced by the aforementioned considerations and will be determined in the next several months. Overall, the Company plans to produce between 1.9 – 2.2 million tonnes of both PCI and coking coal in its 2007 fiscal year.

In order to achieve the planned level of production for the 2006 calendar year, the Company will require an amendment to its mining permit. A permit amendment application was filed with the British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per calendar year to 2.2 million tonnes per calendar year. The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area of mining, known as the mine “footprint.” While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected.

Any forecasts presented herein are based on the beliefs, estimates and opinions of the Company’s management on the date of this news release and accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these projections if management’s beliefs, estimates or opinions, or other factors, should change.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.